UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HALOZYME THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

406 37H 109
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Ave.
Radford, Virginia 24141
Attention:  Marcus E. Smith, Esq.
Telephone No.:  540-633-7971

Copy to:

David I. Meyers, Esq.
John Owen Gwathmey, Esq.
Troutman Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RANDAL J. KIRK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,000
	8	SHARED VOTING POWER 13,501,683
	9	SOLE DISPOSITIVE POWER 365,000
	10	SHARED DISPOSITIVE POWER 13,501,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,866,683
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) NEW RIVER MANAGEMENT V, LP I.R.S. Identification No.: 56-2652938
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,328,853
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,328,853
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,328,853
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 2 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated May 15, 2007 and filed on May 24, 2007, as amended by Amendment No. 1 dated May 30, 2007 and filed on June 5, 2007 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Halozyme Therapeutics, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) is filing this Amendment to disclose the acquisition by New River Management V, LP, a Delaware limited partnership (“NRM V”), of an aggregate of 2,828,853 shares of Common Stock in open market purchases and private transactions.  As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: Radford Investments Limited Partnership, a Delaware limited partnership (“Radford”), Randal J. Kirk (2000) Limited Partnership, a Delaware limited partnership (“2000LP”), RJK, L.L.C., a Virginia limited liability company (“RJK”), Third Security Staff 2001 LLC, a Virginia limited liability company (“Staff 2001”), New River Management IV, LP, a Virginia limited partnership (“NRM IV”) and NRM V.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

“NRM V acquired 2,828,853 shares of Common Stock reported herein through open market purchases and private transactions for an aggregate purchase price of $17.9 million using NRM V’s working capital.”

Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(a)           The aggregate number and percentage of shares of Common Stock to which this statement relates is 13,866,683 shares of Common Stock, representing 17.7% of the 78,432,949 shares of Common Stock outstanding as of the date of this statement, based upon the number of shares disclosed by the Company as of March 1, 2008, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the most recent available filing by the Company with the Securities and Exchange Commission). Mr. Kirk directly beneficially owns 365,000 shares of Common Stock to which this statement relates (10,000 of such shares of Common Stock he has the right to acquire pursuant to immediately exercisable stock options). The remaining 13,501,683 shares of Common Stock to which this statement relates are directly beneficially owned as follows:

Owner	Shares
Radford	3,000,000
2000LP	2,189,050
RJK	522,460
Staff 2001	135,000
NRM IV	1,326,320
NRM V	6,328,853

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Radford, 2000LP, RJK, Staff 2001, NRM IV and NRM V.”

Item 5(b) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(b)           Number of shares of Common Stock as to which such persons have:

(i)	sole power to vote or to direct the vote – 365,000

(ii)	shared power to vote or to direct the vote – 13,501,683(1)

(iii)	sole power to dispose of or to direct the disposition of – 365,000

(iv)	shared power to dispose of or to direct the disposition of – 13,501,683(1)

(1)  Includes shares of Common Stock held by the following entities over which Mr. Kirk (or an entity over which he exercises exclusive control) exercises exclusive control: 3,000,000 shares of Common Stock held by Radford; 2,189,050 shares of Common Stock held by 2000LP; 522,460 shares of Common Stock held by RJK; 135,000 shares of Common Stock held by Staff 2001; 1,326,320 shares of Common Stock held by NRM IV and 6,328,853 shares held by NRM V.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

“(c)           NRM V made the following purchases on the open market during the past 60 days:

Date of Purchase	Purchase Price	Number of Shares

March 18, 2008	$4.57	207,546
March 19, 2008	$5.80	886,650
March 20, 2008	$6.12	684,657

In addition, on March 20, 2008, NRM V purchased 250,000 shares, 230,000 shares and 100,000 shares in three privately negotiated transactions, each at a purchase price per share of $6.06 per share.

Other than the purchases of Common Stock as reported herein and the purchase of an aggregate of 470,000 shares of Common Stock between September 13 and September 19, 2007 for an average purchase price per share of $8.71, the Reporting Persons have not engaged in any transactions in shares of Common Stock since the filing of Amendment No. 1 with the Securities and Exchange Commission on June 5, 2007.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

In connection with the private purchases set forth in Item 5(c) above, NRM V entered into a Stock Purchase Agreement with each of three officers of the Company, the form of which is attached hereto as Exhibit 10.1.

Item 7.  Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

Exhibit 10.1	Form of Stock Purchase Agreement entered into on March 20, 2008 between New River Management V, LP and three private sellers

Exhibit 99.1	Joint Filing Agreement, dated as of March 24, 2008, by and among Randal J. Kirk and New River Management V, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2008

/s/Randal J. Kirk
Randal J. Kirk

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 10.1	Form of Stock Purchase Agreement entered into on March 20, 2008 between New River Management V, LP and three private sellers

Exhibit 99.1	Joint Filing Agreement, dated as of March 24, 2008, by and among Randal J. Kirk and New River Management V, LP